FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CHINA SUNERGY CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Tingxiu Lu
Name:	Tingxiu Lu
Title:	Chairman and Chief Executive Officer

Date: July 5, 2007

Exhibit 99.1

For Immediate Release

CHINA SUNERGY ANNOUNCES PRELIMINARY SALES AND PRODUCTION

VOLUME FIGURES FOR THE SECOND QUARTER 2007

Detailed financial results for the second quarter to be released August 24th 2007

Nanjing, China – July 3rd, 2007 – China Sunergy Co., Ltd. (NASDAQ: CSUN), a specialized solar cell manufacturer based in Nanjing, China, announced today preliminary sales and production volume figures for the second quarter 2007. These figures are preliminary and have not been subject to any review procedures so may be subject to change once detailed reviewed financial results for the second quarter are disclosed on August 24th, 2007.

During the second quarter of 2007, China Sunergy produced 20.1MW of solar cells which represented a 93% increase on a year-on-year basis and was largely the same as the first quarter of this year. Monocrystalline 125-millimeter cells continued to account for the majority of production and sales at 85% and 88% respectively. The average conversion efficiency rate for this product during the second quarter of 2007 was 15.9%, which was largely the same as the average efficiency rate achieved during the first quarter this year. Based on preliminary information, quarterly shipments (including OEM volumes of 1.1MW for cell sales and 0.4MW for module sales), amounted to approximately 19.0 MW, compared to 9.2MW during the second quarter 2006 and 18.3MW during the first quarter of 2007 on a like for like basis.

China’s solar market continued to experience a tight supply of polysilicon during the second quarter. Although the situation has improved from a year ago, the relatively tight supply of polysilicon affected the quality, quantity and delivery of wafers and drove up overall wafer prices in the spot market, resulting in increased pressure on China Sunergy’s margins.

Key raw material procurement and sales related developments are as follows:

▪	In June 2007, China Sunergy entered into three supply contracts and framework agreements with LDK Solar Co., Ltd, Konca Solar Cell (Wuxi) Company Limited and Changzhou Xiandai Communications Optic Fiber Co., Ltd for a net supply of a total of approximately 11.9 million and 4.4 million monocrystalline 125-millimeter and multicrystalline 156-millimeter wafers for the second half of 2007 and 2008 respectively. The volume for the net supply would translate into approximately 16MW and 28MW of solar cell production for the said periods. The pricing terms are generally subject to negotiation on a quarterly basis and prepayment ranges from nil to 30% of the contract value; and

▪	In the same month, China Sunergy also entered into a 10MW sales contract with Solarwatt AG, a leading solar module manufacturing company in Germany, for the second half of 2007 with a total contract value of approximately EUR21.7 million; To facilitate sales of our China based module making customers, enhance our profitability and better understand our end-user market, China Sunergy adopted a new business model where we purchase a certain quantity of modules from our module making customers and sell them, on a trading basis, to certain European based system integrating companies that our Chinese module making customers do not have access to. On this basis, we sold approximately 0.4MW of modules that we bought from our China based module making customers largely to a German based system integrator.

Revised and new contracts with some of China’s top wafer manufacturing companies, LDK, Changzhou Xiandai and Konca Solar, demonstrate China Sunergy’s continued ability to procure wafer supply contracts and provide comfort that we will be able to achieve higher production and sales volumes during the second half of the year. Through our enhanced procurement efforts, expected higher portion of 156-millimeter wafer supply, and more scalable commercial production of higher efficiency selective emitter cells, China Sunergy targets to produce a total of 55-70MW of solar cells during the second half of the year, which implies an annual production target range of 95-110MW.

Mr. Tingxiu Lu, Chairman and CEO of China Sunergy, commented:

“To address the supply challenges, we continue to work on expanding our existing key supplier relationships and sourcing new suppliers. As a result of the new supply agreements we reached during the second quarter we are now confident that we will be able to secure our wafer supply requirements for the second half of 2007 and 2008.

Our sales strategy continues to focus on diversifying our customer base and increasing sales to European customers. The recent sales agreement with Solarwatt is an example of how we have been able to successfully expand our European sales footprint by establishing significant relationships with customers outside China. As these customer relationships continue to develop we expect European sales to rise to approximately 30% of overall sales for the full-year 2007.”

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy”) is a leading manufacturer of solar cell products in China as measured by production capacity. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit www.chinasunergy.com.

For further information contact:

China Sunergy	Financial Dynamics
Fischer Chen	Julian Wilson: julian.wilson@fd.com
Email: fischer.chen@chinasunergy.com	Phone: + (86) 10-5811-1902
Peter Schmidt: peter.schmidt@fd.com Phone: + 1 (212) 850-5654

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.